HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                      (303) 839-0061                Fax: (303) 839-5414


                                  June 8, 2015

Johnny Gharib
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation

     This office represents CEL-SCI Corporation (the "Company"). This letter is in response to the comment received from the staff on May 6, 2015.

     In connection with the Company's 10-K/A report filed on April 7, 2015 we have reviewed the Company's:

     o    Incentive Stock Option Plans;

     o    Non-Qualified Stock Option Plans;

     o    Stock Bonus Plans;

     o    the Stock Compensation Plan; and

     o    the 2014 Incentive Stock Bonus Plan

     incorporated by reference to various registration statements on Form S-8 filed by the Company and found the references to be correct with the following exceptions:

     o Exhibit 4 (b) - the description of this exhibit should be corrected to read "Incentive Stock Bonus Plans" since the Company has more than one Incentive Stock Bonus Plan.

     o Exhibit 4 (e) - the reference to registration statement No. 333-117088 should be deleted since the Stock Compensation Plan was not filed as an exhibit to this registration statement.

     o Exhibit 4 (f) - the reference to registration statement No. 333-198244 is correct since the 2014 Incentive Stock Bonus Plan was filed as
          Exhibit 4(c) to this registration statement. However, the "Filing Detail" page for this registration statement on the Edgar system does not show an Exhibit 4 (c).

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      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                        Very truly yours,

                                        HART & HART, LLC

                                        /s/ William T. Hart
                                    By
                                        William T.  Hart